Financial Highlights

Consolidated Statements of Income (in thousands, except per share data):

	For the Three Months Ended March 31,			
	2007		**2006**	
Operating Revenue	$	81,659	$	66,627
Operating Expenses:				
Direct cost		68,381		58,405
Selling, general and administrative		7,744		6,101
Total operating expenses		76,125		64,506
Operating income		5,534		2,121
Other Income (Expense):				
Other income		-		22
Interest income (expense), net		(560)		(162)
Income before Provision for Income Taxes		4,974		1,981
Provision for Income Taxes		1,820		747
Net Income	$	3,154	$	1,234
Net Income Per Common Share:				
Basic	$	0.12	$	0.05
Diluted	$	0.12	$	0.05
Weighted Average Shares Used in Computing Net Income Per Share:				
Basic		26,809,006		26,332,602
Diluted		27,259,948		27,246,347

Selected Balance Sheet Information (in thousands):

	At	
	Mar. 31, 2007	Dec. 31, 2006
Cash	950	1,403
Working capital	44,215	35,187
Property and equipment, net	8,474	8,725
Total assets	111,201	106,227
Long-term debt, net of current portion	32,474	27,162
Stockholders' equity	44,321	40,862

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XBRL report	eng-20070331.xml
XBRL taxonomy schema	eng-20070331.xsd
XBRL taxonomy linkbase	eng-20070331_pre.xml
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